

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2011

**Via U.S. Mail and Fax (86) 10-8229-8158**
Mr. Chen Jihua
Chief Financial Officer
Aluminum Corporation of China Limited
No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082

  **Re: Aluminum Corporation of China Limited**
     **Form 20-F for Fiscal Year ended December 31, 2009**
     **Filed June 25, 2010**
     **File No. 001-15264**

Dear Mr. Jihua:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,


       H. Roger Schwall
       Assistant Director